[ALLERGAN LETTERHEAD]
August 30, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 6010
Washington, D.C. 20549

Re:	Allergan, Inc. Form 10-Q for the Fiscal Quarter ended June 30, 2006 Filed August 9, 2006 File No. 001-10269
Dear Mr. Rosenberg:
     This letter is provided by Allergan, Inc. (the “Company”) in response to your comments in your letter dated August 11, 2006 that the Company received via facsimile on August 17, 2006. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.
1.	We believe amortization related to purchased technology should be included in cost of sales. Alternatively, include a parenthetical disclosure after the caption ‘cost of sales’ indicating omission of amortization of purchased technology and disclose the amount of amortization and impairment of purchased technology excluded in the notes. Please refer to SAB Topic 11:B:
     We advise the Staff that the Company will include in future filings with the Commission: (i) a parenthetical disclosure after the caption ‘cost of sales’ indicating the omission of amortization expense, (ii) additional disclosure in the footnotes that provides the amount of amortization expense by major categories of acquired intangible assets and (iii) a statement that the amortization expense excluded from cost of sales primarily relates to amounts amortized with respect to developed technology and licensing assets.
     The following caption will be used in the consolidated statements of operations commencing with the quarter ended September 29, 2006:
     “Cost of sales (excludes amortization of acquired intangible assets)”
     The following additional disclosure will be provided in the footnote regarding Intangibles and Goodwill:

     “The following table provides amortization expense by major categories of acquired amortizable intangible assets for the three and nine month periods ended September 29, 2006 and September 30, 2005:

	Three months ended		Nine months ended
	Sept. 29,	Sept. 30,	Sept. 29,	Sept. 30,
(in millions)	2006	2005	2006	2005
Developed technology	$xx.x	$xx.x	$xx.x	$xx.x
Customer relationships	x.x	x.x	x.x	x.x
Licensing	x.x	x.x	x.x	x.x
Trademarks	x.x	x.x	x.x	x.x
Core technology	x.x	x.x	x.x	x.x
Other	x.x	x.x	x.x	x.x

	$xx.x	$xx.x	$xx.x	$xx.x

     Amortization expense related to acquired intangible assets generally benefits multiple business functions within the Company, such as the Company’s ability to sell, manufacture, research, market and distribute products, compounds and intellectual property. The amount of amortization expense excluded from cost of sales consists primarily of amounts amortized with respect to developed technology and licensing intangible assets.”
     2. Please provide in disclosure-type format the disclosures related to in-process research and development that fully explain why the amounts were required to be expensed, and why the projects were not complete at the date of acquisition. We noted cash flows on some projects were expected to commence in 2006. Indicate the status of each project at the date of acquisition and at the date of the filing of the document. Additionally, explain the remaining work necessary at the date of acquisition and disaggregate the total IPR&D to each project. Refer to paragraph 4.2.03 of the AICPA Practice Aid on IPR&D.
     We advise the Staff that all of the identified in-process research and development assets acquired as part of the Inamed acquisition were considered incomplete at the acquisition date because none of the assets were approved by the FDA as of the acquisition date of March 23, 2006. This position is consistent with section 3.3.54 of the AICPA Practice Aid Series, Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries. We also advise the Staff that the identified in-process research and development assets were not approved by the FDA as of May 10, 2006, the date the Company filed its Form 10-Q for the quarter ended March 31, 2006.
     We advise the Staff that the Company will include in future filings with the Commission the following additional disclosure in the footnote regarding the Inamed acquisition:
     “These in-process research and development assets are composed of Inamed’s silicone breast implant technology for use in the United States, Inamed’s Juvéderm™ dermal filler technology for use in the United States, and Inamed’s BioEnterics

Intragastric Balloon (BIB®) technology for use in the United States, which were valued at $405.8 million, $41.2 million and $132.3 million, respectively. All of these assets had not received approval by the FDA in the United States as of the Inamed acquisition date of March 23, 2006. Because the in-process research and development assets had no alternative future use, they were charged to expense on the Inamed acquisition date.
     As of the Inamed acquisition date, the silicone breast implants, Model 410 and Round Responsive implants, were expected to be approved by the FDA in mid-2006 for the Round Responsive model and approximately six to twelve months thereafter for the Model 410. The Company’s management estimated that the projects were approximately 90 percent complete as the patient data had been collected and submitted to the FDA, with remaining efforts focused on responding to FDA questions and compiling additional data regarding clinical trials and other information necessary to answer any additional FDA requests. Subject to final negotiations between the Company and the FDA, the Company expects that it will be required, as a condition of approval, to conduct extensive sets of ongoing studies (committed patient breast implant follow-up, or “BIF,” studies) for both the Model 410 and Round Responsive breast implants extending out 10 years after FDA approval.
     As of the Inamed acquisition date, the Juvéderm™ dermal filler technology was expected to be approved by the FDA in mid-2006. As of the acquisition date, all clinical trial patient data had been filed with the FDA, and the FDA had recently completed its inspection of the manufacturing process. Remaining efforts focused on meetings with the FDA and responding to FDA questions and requests. Subsequently on June 5, 2006, Juvéderm™ received approval by the FDA.
     As of the Inamed acquisition date, the BioEnterics Intragastric Balloon (BIB®) technology was expected to be approved in late 2008. Remaining efforts will be focused on completing discussions with the FDA regarding study design and performing a future clinical trial to pursue a PMA approval in the United States.”
     3. Please provide to us in disclosure-type format the $600 million intangible asset related to developed technology disaggregated by product, therapeutic category, and level at which impairment is evaluated or other level deemed appropriate.
     We advise the Staff that the Company will include in future filings with the Commission the following additional disclosure in the footnote regarding the Inamed acquisition:
     "Acquired developed technology assets primarily consist of the following currently marketed Inamed product lines:

(in millions)
Lap-Band® systems technology — worldwide	$523.6
Breast aesthetics (including saline breast implants worldwide and silicone breast implants in international markets)	158.5
BioEnterics Intragastric Balloon System (BIB®) in international markets	35.0
Tissue expanders — worldwide	42.4
Other	36.9

$796.4

     Impairment evaluations in the future for acquired developed technology will occur at a consolidated cash flow level within the Company’s medical devices segment with valuation analysis and related potential impairment actions segregated between two markets, North America (i.e., U.S. and Canada) and rest of world, which were used to originally value the intangible assets.”
     4. Please provide to us in disclosure-type format the disclosure required by paragraph 51b of FAS 141 to explain the significant amount of goodwill. Your disclosure should explain why goodwill is larger than intangible assets and in process research and development combined.
     We advise the Staff that the fair values assigned to the identified intangible assets, including in-process research and development, were based on an independent third-party valuation using discounted cash flows and other appropriate assumptions. The excess of the Inamed purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed was allocated to goodwill.
     We advise the Staff that the Company plans to include in future filings with the Commission the following additional disclosure in the footnote regarding the Inamed acquisition:
“Goodwill
     Goodwill represents the excess of the Inamed purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed. The Company believes that the acquisition of Inamed will produce the following significant benefits:
•	Increased Market Presence and Opportunities. The combination of the Company and Inamed should increase the combined company’s market presence and opportunities for growth in sales, earnings and stockholder returns.

•	Enhanced Product Mix. The complementary nature of the Company’s products with those of Inamed should benefit current patients and customers of both companies and provide the combined company with the ability to access new patients and customers.

•	Operating Efficiencies. The combination of the Company and Inamed provides the opportunity for potential economies of scale, cost savings and access to a highly trained Inamed assembled work force as of the acquisition date.
     The Company believes that these primary factors support the amount of goodwill recognized as a result of the purchase price paid for Inamed, in relation to other acquired tangible and intangible assets, including in-process research and development. The goodwill acquired in the Inamed acquisition is not deductible for tax purposes.”
     In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Once you have had time to review the Company’s responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (714) 246-6837 to discuss any of our responses. Written correspondence to the Company may be directed to Mr. Jeffrey L. Edwards, Executive Vice President, Finance and Business Development, Chief Financial Officer, Allergan, Inc., 2525 Dupont Drive, Irvine, California 92612, fax no. (714) 246-6987.

Very truly yours,
/s/ Jeffrey L. Edwards
Jeffrey L. Edwards
Executive Vice President, Finance and Business Development, Chief Financial Officer

cc:	Douglas S. Ingram, Esq. James F. Barlow Matthew J. Maletta, Esq. Jonn R. Beeson, Esq. Abdul Lakhani

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